FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2008

Commission File Number 1-8320

Hitachi, Ltd.

(Translation of registrant’s name into English)

6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8280, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K contains the following:

1.	Press release dated February 5, 2008 regarding Hitachi’s Announcement on Consolidated Financial Results For the Third Quarter ended December 31, 2007

2.	Press release dated February 5, 2008 regarding Hitachi’s Announcement on Revision of Business Forecast for Fiscal 2007

3.	Press release dated February 5, 2008 regarding Flat-panel TV Business Improvements and Efforts to Further Strengthen the Business

4.	Press release dated February 5, 2008 regarding Hitachi’s Announcement on Executive Changes

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hitachi, Ltd.
(Registrant)

Date February 7, 2008	By	/s/ Masahiro Hayashi
Masahiro Hayashi
Executive Vice President and Executive Officer

FOR IMMEDIATE RELEASE

Hitachi Announces Consolidated Financial Results

For the Third Quarter ended December 31, 2007

Tokyo, February 5, 2008 — Hitachi, Ltd. (NYSE:HIT / TSE:6501) today announced its consolidated financial results for the third quarter of fiscal 2007, ended December 31, 2007.

Notes :	1.	All figures, except for the outlook for fiscal 2007, were converted at the rate of 114 yen to the U.S. dollar, the approximate exchange rate on the Tokyo Foreign Exchange Market as of December 28, 2007.
	2.	Segment information and operating income (loss) are presented in accordance with financial reporting principles and practices generally accepted in Japan.

Summary

In millions of yen and U.S. dollars, except Net income (loss) per share (6) and Net income (loss) per American Depositary Share (7).

	Three months ended December 31				Nine months ended December 31
	Yen (millions)		(B)/(A) X100 (%)	U.S. $ (millions)	Yen (millions)		(D)/(C) X100 (%)	U.S. $ (millions)
	2006 (A)	2007 (B)		2007	2006 (C)	2007 (D)		2007
1. Revenues	2,488,345	2,707,104	109	23,747	7,259,249	7,987,589	110	70,067
2. Operating income	61,555	77,873	127	683	81,412	199,541	245	1,750
3. Income before income taxes and minority interests	62,610	80,129	128	703	88,423	216,188	244	1,896
4. Income (loss) before minority interests	26,309	43,480	165	381	(8,405)	79,420	—	697
5. Net income (loss)	1,259	12,501	993	110	(76,827)	(559)	—	(5)
6. Net income (loss) per share
Basic	0.38	3.76	989	0.03	(23.05)	(0.17)	—	(0.00)
Diluted	0.37	3.67	992	0.03	(23.07)	(0.40)	—	(0.00)
7. Net income (loss) per ADS (representing 10 shares)
Basic	4	38	950	0.33	(230)	(2)	—	(0.02)
Diluted	4	37	925	0.32	(231)	(4)	—	(0.04)

Notes:	1.	The Company’s consolidated financial statements are prepared based on U.S. GAAPs.
	2.	Segment Information and operating income (loss) are presented in accordance with financial reporting principles and practices generally accepted in Japan.
	3.	The figures are for 911 consolidated subsidiaries, including Variable Interest Entities, and 167 equity-method affiliates.
	4.	Consolidated quarterly figures are unaudited.

1. Business Results

(1) Business Environment for the Nine Months Ended December 31, 2007

During the nine months to December 31, 2007, the world economy remained firm, driven by strong economies in the European Union (EU) and China. This was despite soaring crude oil prices and disruptions caused by fallout from the subprime loan problem in the latter half of the period. The U.S. economy experienced slower growth due to sluggish housing investment. The EU economy remained strong on the back of stable growth in the U.K., France, and Germany. The Chinese economy sustained a high rate of growth, centered on exports as well as capital expenditures and housing investment. Other Asian economies were also generally strong.

The Japanese economy continued to grow, albeit moderately, driven by capital investment and exports.

(2) Summary of the Nine-month and Three-month Consolidated Business Results Ended December 31, 2007

(Nine-Month Results)

	Nine months ended December 31, 2007
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Revenues	7,987.5	10%	70,067
Operating income	199.5	145%	1,750
Income before income taxes and minority interests	216.1	144%	1,896
Income before minority interests	79.4	—	697
Net loss	(0.5)	—	(5)

(Third-Quarter Results)

	Three months ended December 31, 2007
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Revenues	2,707.1	9%	23,747
Operating income	77.8	27%	683
Income before income taxes and minority interests	80.1	28%	703
Income before minority interests	43.4	65%	381
Net income	12.5	893%	110

Hitachi’s consolidated revenues for the first nine months of fiscal 2007 were 7,987.5 billion yen, up 10% year on year. Revenues were higher year on year in the Information & Telecommunication Systems segment on growth in system integration and other areas. The Power & Industrial Systems segment also recorded higher revenues, mainly on growth in power systems, automotive systems, construction machinery and other areas. Other segments to see revenues rise included High Functional Materials & Components and other.

Consolidated operating income soared 145%, to 199.5 billion yen, due to much higher earnings in the Power & Industrial Systems segment, as well as growth in the Information & Telecommunication Systems and High Functional Materials & Components segments and other.

Other income increased 45%, to 75.9 billion yen, reflecting improvement in business results at equity-method affiliates. Other deductions increased 30% year on year, to 59.3 billion yen.

As a result, for the nine months to December 31, 2007, Hitachi recorded income before income taxes and minority interests of 216.1 billion yen, up 144% year on year. After income taxes of 136.7 billion yen, Hitachi posted income before minority interests of 79.4 billion yen, an 87.8 billion yen improvement year on year. Hitachi recorded a net loss of 0.5 billion yen, but was 76.2 billion yen better than the result in the same period of fiscal 2006.

For the third quarter alone, the three-month period to December 31, 2007, Hitachi recorded consolidated revenues of 2,707.1 billion yen, 9% higher year on year, due to growth in the Information & Telecommunication Systems, Power & Industrial Systems and other segments. For the same period, Hitachi recorded operating income of 77.8 billion yen, up 27%, and net income of 12.5 billion yen, up 893%.

(3) Revenues and Operating Income (Loss) by Segment

Results by segment were as follows.

[Information & Telecommunication Systems]

(Nine-Month Results)

	Nine months ended December 31, 2007
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Revenues	1,881.7	9%	16,507
Operating income	26.7	31%	234

(Third-Quarter Results)

	Three months ended December 31, 2007
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Revenues	627.2	8%	5,502
Operating income	14.2	120%	125

For the first nine months of fiscal 2007, the Information & Telecommunication Systems segment recorded revenues of 1,881.7 billion yen, up 9% year on year. Software and services posted firm revenue growth in software sales as well as strong growth in services, particularly in the outsourcing business and solutions for financial institutions. Hardware revenues also rose, the result of higher sales of disk array subsystems, ATMs, and HDDs, among other products.

Segment operating income climbed 31% year on year, to 26.7 billion yen. Earnings in software and services rose sharply due to solid earnings in software as well as higher earnings in services stemming from the success of stronger project management initiatives. Hardware, however, recorded a loss despite improved earnings in telecommunications and certain other areas. The loss reflected a year-on-year decline in HDDs.

For the three months ended December 31, 2007, the segment recorded revenues of 627.2 billion yen, up 8% year on year. It also saw operating income rise of 120%, to 14.2 billion yen, as hardware returned to profitability on improved HDD earnings and software and services delivered firm earnings growth.

Note:	HDD operations are conducted by Hitachi Global Storage Technologies (Hitachi GST), which has a December 31 fiscal year end, different from Hitachi’s March 31 year-end. Hitachi’s results for the third quarter ended December 31, 2007 include operating results of Hitachi GST for the period from July through September 2007.

[Electronic Devices]

(Nine-Month Results)

	Nine months ended December 31, 2007
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Revenues	939.5	(1)%	8,242
Operating income	36.0	(9)%	316

(Third-Quarter Results)

	Three months ended December 31, 2007
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Revenues	296.2	(3)%	2,599
Operating income	10.2	(33)%	90

Electronic Devices revenues for the first nine months of fiscal 2007 were 939.5 billion yen, almost the same as the previous fiscal year period. Whereas the display business recorded lower year-on-year sales as Hitachi focused on small and medium-sized LCDs, sales at Hitachi High-Technologies Corporation were almost unchanged.

Operating income declined 9% year on year, to 36.0 billion yen, reflecting the October 2006 sale of some operations of a semiconductor-related subsidiary and other factors. However, the display business saw earnings improve.

For the third quarter alone, the segment posted revenues of 296.2 billion yen, down 3% year on year. Third-quarter operating income declined 33% year on year, to 10.2 billion yen, mainly the result of lower earnings at Hitachi High-Technologies as sales of LCD-related manufacturing equipment and certain other products declined.

[Power & Industrial Systems]

(Nine-Month Results)

	Nine months ended December 31, 2007
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Revenues	2,427.9	24%	21,298
Operating income	97.0	—	851

(Third-Quarter Results)

	Three months ended December 31, 2007
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Revenues	829.6	23%	7,277
Operating income	33.3	21%	293

This segment’s revenues rose 24%, to 2,427.9 billion yen the first nine months of fiscal 2007. One factor was sharp growth in sales in the power systems business due to higher sales of nuclear power plant equipment in Japan, and of coal-fired thermal power plant equipment overseas with a lower environmental impact. The overall segment revenue growth also reflected growth in railcars and systems, strong sales of elevators and escalators and industrial equipment, and robust revenues at Hitachi Construction Machinery Co., Ltd. Growth in automotive systems, due in part to Clarion Co., Ltd. becoming a consolidated subsidiary in December 2006, also lifted overall segment performance.

Nine-month segment operating income was 97.0 billion yen, a 114.6 billion yen improvement over the same period in fiscal 2006. There was a large improvement in earnings for the power systems business. In addition, automotive systems, elevators and escalators and Hitachi Construction Machinery maintained strong earnings.

For the three-month period ended December 31, 2007, the segment recorded revenues of 829.6 billion yen, 23% higher year on year. Operating income for this three-month period was 33.3 billion yen, a rise of 21% over the corresponding period of fiscal 2006.

[Digital Media & Consumer Products]

(Nine-Month Results)

	Nine months ended December 31, 2007
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Revenues	1,139.5	1%	9,996
Operating loss	(65.8)	—	(578)

(Third-Quarter Results)

	Three months ended December 31, 2007
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Revenues	411.5	11%	3,610
Operating loss	(15.0)	—	(132)

This segment’s revenues for the first nine months of fiscal 2007 were 1,139.5 billion yen, largely unchanged from the same period in fiscal 2006. While home appliances saw sales rise and optical disk drive also maintained strong growth, the flat revenues were due to such factors as contraction in the projection TV business resulting from the shift to flat-panel TVs.

The segment saw its operating loss widen by 12.3 billion yen year on year, to 65.8 billion yen, due mainly to the effect on earnings in the flat-panel TV business of lower-than-expected sales and lower prices, among other factors. On a positive note, progress with business structural reforms resulted in fewer unprofitable products, and air conditioners recorded higher earnings. LCD projectors also continued to post strong earnings.

For the third quarter alone, the segment recorded revenues of 411.5 billion yen, up 11% year on year, on growth in sales of home appliances, optical disk drive, flat-panel TVs and other products. The segment also saw the operating loss improve by 4.0 billion yen, to 15.0 billion yen, owing to fewer unprofitable products and an improvement in home appliances and growth in optical disk drive.

Note:	Optical disk drive operations are conducted by Hitachi-LG Data Storage, Inc (HLDS), which has a December 31 fiscal year-end, different from Hitachi’s March 31 year-end. Hitachi’s results for the third quarter ended December 31, 2007 include operating results of HLDS for the period from July through September 2007

[High Functional Materials & Components]

(Nine-Month Results)

	Nine months ended December 31, 2007
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Revenues	1,416.1	6%	12,422
Operating income	105.6	6%	926

(Third-Quarter Results)

	Three months ended December 31, 2007
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Revenues	482.5	3%	4,233
Operating income	40.9	13%	359

For the first nine months of fiscal 2007, the segment recorded revenues of 1,416.1 billion yen, 6% higher year on year. One factor was higher sales at Hitachi Metals, Ltd., principally in automotive-related products, IT equipment-related and digital electronics-related products such as for LCDs. Another factor was strong sales growth at Hitachi Chemical Co., Ltd., mainly in the semiconductor-related and automotive-related fields. Furthermore, Hitachi Cable, Ltd. posted increased sales, mainly due to higher sales of wires and cables as well as submarine optical fiber cables.

Segment operating income rose 6%, to 105.6 billion yen, due to higher earnings at Hitachi Metals, Hitachi Chemical and Hitachi Cable.

For the third quarter alone, segment revenues rose 3% year on year, to 482.5 billion yen, and operating income was 13% up, to 40.9 billion yen.

[Logistics, Services & Others]

(Nine-Month Results)

	Nine months ended December 31, 2007
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Revenues	950.9	1%	8,341
Operating income	16.6	47%	146

(Third-Quarter Results)

	Three months ended December 31, 2007
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Revenues	332.1	1%	2,914
Operating income	5.8	78%	51

For the first nine months of fiscal 2007, segment revenues were 950.9 billion yen, almost the same as for the corresponding period of fiscal 2006. Although sales rose at Hitachi Transport System, Ltd., due to expansion in the third-party logistics business and large orders, certain overseas sales subsidiaries recorded lower sales.

However, the segment posted a 47% year-on-year increase in operating income, to 16.6 billion yen, the result of strong earnings at Hitachi Transport System and other factors.

Third-quarter segment revenues were 332.1 billion yen, almost the same as the third quarter of fiscal 2006, while operating income jumped 78%, to 5.8 billion yen.

[Financial Services]

(Nine-Month Results)

	Nine months ended December 31, 2007
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Revenues	329.5	(16)%	2,890
Operating income	18.3	(17)%	161

(Third-Quarter Results)

	Three months ended December 31, 2007
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Revenues	107.1	(18)%	940
Operating income	5.4	(14)%	48

For the first nine months of fiscal 2007, this segment generated revenues of 329.5 billion yen, 16% lower year on year. Segment operating income for the same nine-month period was down 17% year on year, at 18.3 billion yen.

For the three months ended December 31, 2007, segment revenues were 107.1 billion yen, down 18%, and operating income was 5.4 billion yen, down 14%.

(4) Revenues by Market

(Nine-Month Results)

	Nine months ended December 31, 2007
	Billions of yen	Composition ratio	Year-over-year % change	Millions of U.S. dollars
Japan	4,505.1	56%	6%	39,519
Overseas	3,482.3	44%	15%	30,547
Asia	1,574.7	20%	15%	13,814
North America	771.7	10%	(3)%	6,770
Europe	795.7	10%	33%	6,980
Other Areas	340.1	4%	33%	2,984

(Third-Quarter Results)

	Three months ended December 31, 2007
	Billions of yen	Composition ratio	Year-over-year % change	Millions of U.S. dollars
Japan	1,509.7	56%	6%	13,243
Overseas	1,197.4	44%	12%	10,504
Asia	546.5	20%	14%	4,794
North America	251.6	9%	(10)%	2,207
Europe	288.7	11%	31%	2,533
Other Areas	110.5	4%	21%	970

For the first nine months of fiscal 2007, revenues in Japan rose 6% year on year, to 4,505.1 billion yen.

Overseas revenues during the same period rose 15%, to 3,482.3 billion yen on growth in Europe and Asia, mainly China. As a result, the ratio of overseas revenues to consolidated revenues rose 2 percentage points to 44%, the highest level ever for Hitachi.

For the three months to December 31, 2007, revenues in Japan rose 6%, to 1,509.7 billion yen, and overseas revenues rose 12%, to 1,197.4 billion yen.

(5) Capital Investment, Depreciation and R&D Expenditures

For the first nine months of fiscal 2007, capital investment on a completion basis, excluding leasing assets, rose 8%, to 377.1 billion yen, mainly due to investments in power systems, construction machinery and HDD-related areas.

Depreciation, excluding leasing assets, increased 24% year on year, to 317.3 billion yen.

R&D expenditures, which were used to advance development primarily in HDDs, environmentally friendly power systems and automotive systems-related areas, rose 2% year on year, to 310.6 billion yen, and corresponded to 3.9% of consolidated revenues.

For the three months to December 31, 2007, capital investment on a completion basis, excluding leasing assets, declined 7%, to 102.1 billion yen. For the same period, depreciation, excluding leasing assets, increased 22%, to 113.3 billion yen. R&D expenditures were largely unchanged year on year, at 101.7 billion yen.

2. Financial Position

(1) Financial Position	As of December 31, 2007
	Billions of yen	Change from December 31, 2007	Millions of U.S. dollars
Total assets	10,898.6	159.9	95,603
Total liabilities	7,327.1	172.1	64,273
Interest-bearing debt	2,814.9	152.2	24,693
Minority interests	1,166.6	11.1	10,234
Stockholders’ equity	2,404.9	(23.3)	21,096
Stockholders’ equity ratio	22.1%	0.5 point decrease	—
D/E ratio (including minority interests)	0.79 times	0.05 point increase	—

Total assets as of December 31, 2007 were 10,898.6 billion yen, up 159.9 billion yen from September 30, 2007. Interest-bearing debt increased 152.2 billion yen over the same period, to 2,814.9 billion yen due to an increase in working capital and other factors. Stockholders’ equity decreased 23.3 billion yen, to 2,404.9 billion yen. As a result of these changes, the stockholders’ equity ratio decreased 0.5 of a point to 22.1%. The debt-to-equity ratio (including minority interests) increased 0.05 of a point to 0.79 times.

(2) Cash Flows

(Nine-Month Results)

	Nine months ended December 31, 2007
	Billions of yen	Year-over-year change	Millions of U.S. dollars
Cash flows from operating activities	403.0	275.6	3,535
Cash flows from investing activities	(595.2)	9.6	(5,222)
Free cash flows	(192.2)	285.3	(1,687)
Cash flows from financing activities	110.9	(304.4)	973

(Third-Quarter Results)

	Three months ended December 31, 2007
	Billions of yen	Year-over-year change	Millions of U.S. dollars
Cash flows from operating activities	24.4	74.5	214
Cash flows from investing activities	(170.3)	126.8	(1,494)
Free cash flows	(145.9)	201.4	(1,280)
Cash flows from financing activities	141.5	(151.8)	1,241

For the first nine months of fiscal 2007, operating activities provided net cash of 403.0 billion yen, an increase of 275.6 billion yen year on year, reflecting the growth in operating income.

During the same period, investing activities used net cash of 595.2 billion yen, an improvement of 9.6 billion yen year on year. This was the result of the strict selection of capital expenditures and other factors, despite the increased use of cash such as for the purchase of shares in GE-Hitachi Nuclear Energy Holdings LLC, which was established in June 2007.

Free cash flows, the sum of cash flows from operating and investing activities, were an outflow of 192.2 billion yen, 285.3 billion yen less than the same period of fiscal 2006.

Financing activities provided net cash of 110.9 billion yen, the result of increased borrowing to provide working capital.

The net result of the above changes was a decrease of 83.7 billion yen in cash and cash equivalents during the nine-month period under review to 534.1 billion yen.

3. Consolidated Business Forecast for Fiscal 2007

	Year ending March 31, 2008
	Previous forecast (A) (Billions of yen)	Revised forecast (B) (Billions of yen)	(B)-(A) (Billions of yen)	(B) Year-over-year % change	(B) Millions of U.S. dollars
Revenues	10,500.0	10,800.0	300.0	5%	102,857
Operating income	290.0	300.0	10.0	64%	2,857
Income before income taxes and minority interests	300.0	310.0	10.0	53%	2,952
Income before minority interests	130.0	110.0	(20.0)	178%	1,048
Net income	40.0	10.0	(30.0)	—	95

Note: Previous forecast figures are those announced on October 31, 2007, for fiscal 2007.

In terms of the outlook for the global economy, although Asian, especially China, and European economies are expected to continue growing at a healthy rate, surging crude oil prices, volatility in the foreign exchange market, and worldwide stock market weakness sparked by the subprime loan problem are clouding the outlook.

Regarding the Japanese economy, there is increasing uncertainty about the future, despite positive factors such as continued strong exports to China and the rest of Asia, and a moderate recovery in capital expenditures, in part due to the switch to systems and equipment with a lower environmental impact. The economic outlook is being clouded by soaring prices for crude oil and raw materials, intensifying price-based competition, sluggish consumer spending and other factors.

Under these circumstances, Hitachi has revised the forecasts it announced on October 31, 2007 for fiscal 2007, as above. The revisions reflect a solid performance due to growth in the Information & Telecommunication Systems, Power & Industrial Systems, High Functional Materials & Components and other segments. But the revisions also reflect the fact that Hitachi is studying initiatives to improve performance in the flat-panel TV business, which is part of the Digital Media & Consumer Products segment.

Regarding the flat-panel TV business, in a bid to quickly improve results, Hitachi is already implementing a business strategy designed to accelerate the creation of a stable profit structure. In addition to this, Hitachi is implementing new initiatives to strengthen this business.

Projections assume an exchange rate of 105 yen to the U.S. dollar and 155 yen to the euro for the fourth quarter of fiscal 2007.

4. Others

(1) Changes in significant subsidiaries during the period

None

(2) Use of simplified accounting procedures

None

(3) Change in accounting policies from the most recent consolidated fiscal year

None

Cautionary Statement

Certain statements found in this document may constitute “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995. Such “forward-looking statements” reflect management’s current views with respect to certain future events and financial performance and include any statement that does not directly relate to any historical or current fact. Words such as “anticipate,” “believe,” “expect,” “estimate,” “forecast,” “intend,” “plan,” “project” and similar expressions which indicate future events and trends may identify “forward-looking statements.” Such statements are based on currently available information and are subject to various risks and uncertainties that could cause actual results to differ materially from those projected or implied in the “forward-looking statements” and from historical trends. Certain “forward-looking statements” are based upon current assumptions of future events which may not prove to be accurate. Undue reliance should not be placed on “forward-looking statements,” as such statements speak only as of the date of this document.

Factors that could cause actual results to differ materially from those projected or implied in any “forward-looking statement” and from historical trends include, but are not limited to:

•

increasing commoditization of information technology products, and intensifying price competition in the markets for such products, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

•	fluctuations in product demand and industry capacity, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

•	uncertainty as to Hitachi’s ability to continue to develop and market products that incorporate new technology on a timely and cost-effective basis and to achieve market acceptance for such products;

•	rapid technological change, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

•

fluctuations in rates of exchange for the yen and other currencies in which Hitachi makes significant sales or in which Hitachi’s assets and liabilities are denominated, particularly between the yen and the U.S. dollar;

•	uncertainty as to Hitachi’s ability to implement measures to reduce the potential negative impact of fluctuations in product demand and/or exchange rates;

•

general socio-economic and political conditions and the regulatory and trade environment of Hitachi’s major markets, particularly the United States, Japan and elsewhere in Asia, including, without limitation, a return to stagnation or deterioration of the Japanese economy, or direct or indirect restrictions by other nations on imports;

•	uncertainty as to Hitachi’s access to, or ability to protect, certain intellectual property rights, particularly those related to electronics and data processing technologies;

•	uncertainty as to the results of litigation and legal proceedings of which the Company, its subsidiaries or its equity method affiliates have become or may become parties;

•	the possibility of incurring expenses resulting from any defects in products or services of Hitachi;

•	uncertainty as to the success of restructuring efforts to improve management efficiency and to strengthen competitiveness;

•	uncertainty as to the success of alliances upon which Hitachi depends, some of which Hitachi may not control, with other corporations in the design and development of certain key products;

•	uncertainty as to Hitachi’s ability to access, or access on favorable terms, liquidity or long-term financing; and

•	uncertainty as to general market price levels for equity securities in Japan, declines in which may require Hitachi to write down equity securities it holds.

The factors listed above are not all-inclusive and are in addition to other factors contained in Hitachi’s periodic filings with the U.S. Securities and Exchange Commission and in order materials published by Hitachi.

Consolidated Statements of Operations (Unaudited)

	Three months ended December 31
	Yen (millions)		(B)/(A) X100 (%)	U.S. Dollars (millions)
	2006 (A)	2007 (B)		2007
Revenues	2,488,345	2,707,104	109	23,747
Cost of sales	1,953,534	2,121,604	109	18,611
Selling, general and administrative expenses	473,256	507,627	107	4,453
Operating income	61,555	77,873	127	683
Other income	14,306	17,222	120	151
(Interest and dividends)	8,742	7,362	84	65
(Other)	5,564	9,860	177	86
Other deductions	13,251	14,966	113	131
(Interest charges)	10,331	10,614	103	93
(Other)	2,920	4,352	149	38
Income before income taxes and minority interests	62,610	80,129	128	703
Income taxes	36,301	36,649	101	321
Income before minority interests	26,309	43,480	165	381
Minority interests	25,050	30,979	124	272
Net income	1,259	12,501	993	110

Consolidated Statements of Operations (Unaudited)

	Nine months ended December 31
	Yen (millions)		(D)/(C) X100 (%)	U.S. Dollars (millions)
	2006 (C)	2007 (D)		2007
Revenues	7,259,249	7,987,589	110	70,067
Cost of sales	5,752,579	6,233,667	108	54,681
Selling, general and administrative expenses	1,425,258	1,554,381	109	13,635
Operating income	81,412	199,541	245	1,750
Other income	52,496	75,963	145	666
(Interest and dividends)	22,991	26,187	114	230
(Other)	29,505	49,776	169	437
Other deductions	45,485	59,316	130	520
(Interest charges)	27,569	31,599	115	277
(Other)	17,916	27,717	155	243
Income before income taxes and minority interests	88,423	216,188	244	1,896
Income taxes	96,828	136,768	141	1,200
Income (loss) before minority interests	(8,405)	79,420	—	697
Minority interests	68,422	79,979	117	702
Net income (loss)	(76,827)	(559)	—	(5)

Consolidated Balance Sheets (Unaudited)

	Yen (millions)				U.S. Dollars (millions)
	As of Sep. 30, 2007 (A)	As of Dec. 31, 2007 (B)	(B)-(A)	As of Mar. 31, 2007	As of Dec. 31, 2007
Assets	10,738,735	10,898,686	159,951	10,644,259	95,603
Current assets	5,363,384	5,610,133	246,749	5,434,135	49,212
Cash and cash equivalents	545,028	534,152	(10,876)	617,866	4,686
Short-term investments	42,019	50,477	8,458	33,986	443
Trade receivables (Notes and Accounts)	2,305,714	2,334,319	28,605	2,496,015	20,476
Investments in leases	146,001	147,473	1,472	148,456	1,294
Inventories	1,619,904	1,751,880	131,976	1,450,258	15,367
Other current assets	704,718	791,832	87,114	687,554	6,946
Investments and advances	1,163,663	1,140,180	(23,483)	1,049,724	10,002
Property, plant and equipment	2,764,141	2,721,640	(42,501)	2,688,977	23,874
Other assets	1,447,547	1,426,733	(20,814)	1,471,423	12,515

Liabilities, Minority interests and Stockholders’ equity	10,738,735	10,898,686	159,951	10,644,259	95,603
Current liabilities	4,713,472	4,886,444	172,972	4,667,544	42,864
Short-term debt and current portion of long-term debt	1,171,572	1,307,082	135,510	1,197,607	11,466
Trade payables (Notes and Accounts)	1,612,868	1,682,857	69,989	1,670,241	14,762
Other current liabilities	1,929,032	1,896,505	(32,527)	1,799,696	16,636
Noncurrent liabilities	2,441,506	2,440,663	(843)	2,460,169	21,409
Long-term debt	1,491,156	1,507,885	16,729	1,489,843	13,227
Other liabilities	950,350	932,778	(17,572)	970,326	8,182
Minority interests	1,155,466	1,166,646	11,180	1,073,749	10,234
Stockholders’ equity	2,428,291	2,404,933	(23,358)	2,442,797	21,096
Common stock	282,033	282,033	0	282,033	2,474
Capital surplus	560,615	560,410	(205)	560,796	4,916
Legal reserve and retained earnings	1,686,188	1,687,978	1,790	1,713,757	14,807
Accumulated other comprehensive loss	(74,657)	(99,430)	(24,773)	(88,450)	(872)
(Foreign currency translation adjustments)	(10,385)	(25,681)	(15,296)	(20,906)	(225)
(Pension liability adjustments)	(132,621)	(127,529)	5,092	(146,329)	(1,119)
(Net unrealized holding gain on available-for-sale securities)	66,883	53,664	(13,219)	77,883	471
(Cash flow hedges)	1,466	116	(1,350)	902	1
Treasury stock	(25,888)	(26,058)	(170)	(25,339)	(229)

Consolidated Statements of Cash Flows (Unaudited)

	Three months ended December 31
	Yen (millions)		U.S. Dollars (millions)
	2006	2007	2007
Cash flows from operating activities
Net income	1,259	12,501	110
Adjustments to reconcile net income to net cash provided by (used in) operating activities
Depreciation	122,824	145,114	1,273
Increase in receivables and inventories	(61,975)	(170,132)	(1,492)
Increase (decrease) in payables	(68,676)	87,772	770
Other	(43,592)	(50,821)	(446)

Net cash provided by (used in) operating activities	(50,160)	24,434	214

Cash flows from investing activities
Increase in short-term investments	(11,613)	(8,744)	(77)
Purchase of rental assets and other properties, net	(202,653)	(197,736)	(1,735)
Sale of investments and subsidiaries’ common stock, net	(110,700)	(5,840)	(51)
Collection of investments in leases	56,578	70,087	615
Other	(28,847)	(28,117)	(247)

Net cash used in investing activities	(297,235)	(170,350)	(1,494)

Cash flows from financing activities
Increase in interest-bearing debt	313,980	164,891	1,446
Dividends paid to stockholders	(9,351)	(9,996)	(88)
Dividends paid to minority stockholders of subsidiaries	(8,657)	(10,081)	(88)
Other	(2,588)	(3,306)	(29)

Net cash provided by financing activities	293,384	141,508	1,241

Effect of exchange rate changes on cash and cash equivalents	7,199	(6,468)	(57)

Net decrease in cash and cash equivalents	(46,812)	(10,876)	(95)
Cash and cash equivalents at beginning of period	651,221	545,028	4,781

Cash and cash equivalents at end of period	604,409	534,152	4,686

Consolidated Statements of Cash Flows (Unaudited)

	Nine months ended December 31
	Yen (millions)		U.S. Dollars (millions)
	2006	2007	2007
Cash flows from operating activities
Net income (loss)	(76,827)	(559)	(5)
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Depreciation	350,902	410,910	3,604
Increase in receivables and inventories	(157,271)	(40,077)	(352)
Increase (decrease) in payables	(6,969)	12,707	111
Other	17,509	20,033	176

Net cash provided by operating activities	127,344	403,014	3,535
Cash flows from investing activities
(Increase) decrease in short-term investments	(4,251)	5,328	47
Purchase of rental assets and other properties, net	(631,600)	(605,694)	(5,313)
Sale of investments and subsidiaries’ common stock, net	(101,955)	(145,831)	(1,279)
Collection of investments in leases	216,190	231,312	2,029
Other	(83,306)	(80,391)	(705)

Net cash used in investing activities	(604,922)	(595,276)	(5,222)
Cash flows from financing activities
Increase in interest-bearing debt	471,762	116,750	1,024
Dividends paid to stockholders	(27,603)	(19,943)	(175)
Dividends paid to minority stockholders of subsidiaries	(19,008)	(22,820)	(200)
Other	(9,718)	36,971	324

Net cash provided by financing activities	415,433	110,958	973
Effect of exchange rate changes on cash and cash equivalents	8,299	(2,410)	(21)

Net decrease in cash and cash equivalents	(53,846)	(83,714)	(734)
Cash and cash equivalents at beginning of period	658,255	617,866	5,420

Cash and cash equivalents at end of period	604,409	534,152	4,686

Segment Information (Unaudited)

Industry Segments

		Three months ended December 31
		Yen (millions)		(B)/(A) X100 (%)	U.S. Dollars (millions)
		2006 (A)	2007 (B)		2007
Revenues
	Information & Telecommunication Systems	582,700	627,260	108	5,502
		20%	20%
	Electronic Devices	305,914	296,257	97	2,599
		11%	10%
	Power & Industrial Systems	676,944	829,601	123	7,277
		24%	27%
	Digital Media & Consumer Products	371,731	411,520	111	3,610
		13%	13%
	High Functional Materials & Components	468,564	482,580	103	4,233
		16%	16%
	Logistics, Services & Others	329,412	332,183	101	2,914
		11%	11%
	Financial Services	130,494	107,187	82	940
		5%	3%
	Subtotal	2,865,759	3,086,588	108	27,075
		100%	100%
	Eliminations & Corporate items	(377,414)	(379,484)	—	(3,329)
Total		2,488,345	2,707,104	109	23,747

Operating income (loss)
	Information & Telecommunication Systems	6,489	14,254	220	125
		9%	15%
	Electronic Devices	15,356	10,214	67	90
		20%	11%
	Power & Industrial Systems	27,702	33,394	121	293
		36%	35%
	Digital Media & Consumer Products	(19,075)	(15,026)	—	(132)
		(25%)	(16%)
	High Functional Materials & Components	36,108	40,970	113	359
		48%	43%
	Logistics, Services & Others	3,289	5,839	178	51
		4%	6%
	Financial Services	6,282	5,417	86	48
		8%	6%
	Subtotal	76,151	95,062	125	834
		100%	100%
	Eliminations & Corporate items	(14,596)	(17,189)	—	(151)
Total		61,555	77,873	127	683

Note: Revenues by industry segment include intersegment transactions.

Segment Information (Unaudited)

Industry Segments

		Nine months ended December 31
		Yen (millions)		(D)/(C) X100 (%)	U.S. Dollars (millions)
		2006 (C)	2007 (D)		2007
Revenues
	Information & Telecommunication Systems	1,730,515	1,881,799	109	16,507
		21%	21%
	Electronic Devices	951,835	939,590	99	8,242
		11%	10%
	Power & Industrial Systems	1,957,760	2,427,944	124	21,298
		23%	27%
	Digital Media & Consumer Products	1,130,490	1,139,558	101	9,996
		13%	12%
	High Functional Materials & Components	1,338,847	1,416,160	106	12,422
		16%	16%
	Logistics, Services & Others	940,396	950,902	101	8,341
		11%	10%
	Financial Services	394,152	329,500	84	2,890
		5%	4%
	Subtotal	8,443,995	9,085,453	108	79,697
		100%	100%
	Eliminations & Corporate items	(1,184,746)	(1,097,864)	—	(9,630)
Total		7,259,249	7,987,589	110	70,067

Operating income (loss)
	Information & Telecommunication Systems	20,362	26,709	131	234
		17%	12%
	Electronic Devices	39,444	36,028	91	316
		32%	15%
	Power & Industrial Systems	(17,632)	97,035	—	851
		(14%)	41%
	Digital Media & Consumer Products	(53,543)	(65,892)	—	(578)
		(44%)	(28%)
	High Functional Materials & Components	99,994	105,607	106	926
		82%	45%
	Logistics, Services & Others	11,275	16,602	147	146
		9%	7%
	Financial Services	22,040	18,395	83	161
		18%	8%
	Subtotal	121,940	234,484	192	2,057
		100%	100%
	Eliminations & Corporate items	(40,528)	(34,943)	—	(307)
Total		81,412	199,541	245	1,750

Note: Revenues by industry segment include intersegment transactions.

Segment Information (Unaudited)

Revenues by Market

		Three months ended December 31
		Yen (millions)		(B)/(A) X100 (%)	U.S. Dollars (millions)
		2006 (A)	2007 (B)		2007
Japan		1,420,615	1,509,701	106	13,243
		57%	56%
	Asia	478,731	546,521	114	4,794
		19%	20%
	North America	278,132	251,606	90	2,207
		11%	9%
	Europe	219,845	288,742	131	2,533
		9%	11%
	Other Areas	91,022	110,534	121	970
		4%	4%
Outside Japan		1,067,730	1,197,403	112	10,504
		43%	44%
Total		2,488,345	2,707,104	109	23,747
		100%	100%

Revenues by Market

		Nine months ended December 31
		Yen (millions)		(D)/(C) X100 (%)	U.S. Dollars (millions)
		2006 (C)	2007 (D)		2007
Japan		4,240,919	4,505,191	106	39,519
		58%	56%
	Asia	1,369,982	1,574,767	115	13,814
		19%	20%
	North America	792,396	771,778	97	6,770
		11%	10%
	Europe	600,207	795,712	133	6,980
		8%	10%
	Other Areas	255,745	340,141	133	2,984
		4%	4%
Outside Japan		3,018,330	3,482,398	115	30,547
		42%	44%
Total		7,259,249	7,987,589	110	70,067
		100%	100%

#  #  #

February 5, 2008

Hitachi, Ltd.

Supplementary Information

For the Third Quarter ended December 31, 2007 (Consolidated Basis)

1. Summary	(Billions of yen)

	Three months ended December 31			Nine months ended December 31
	2006	2007		2006	2007
	(A)	(B)	(B)/(A) X100(%)	(C)	(D)	(D)/(C) X100(%)
Average exchange rate (Yen / U.S.$)	118	113	—	116	117	—
Capital investment (Completion basis)	239.2	215.4	90	741.9	715.0	96
Internal use assets	110.3	102.1	93	348.7	377.1	108
Leasing assets	128.8	113.3	88	393.2	337.9	86
Depreciation	122.8	145.1	118	350.9	410.9	117
Internal use assets	92.5	113.3	122	256.5	317.3	124
Leasing assets	30.2	31.7	105	94.3	93.5	99
R&D expenditure	101.7	101.7	100	303.5	310.6	102
Percentage of revenues	4.1	3.8	—	4.2	3.9	—

	As of March 31, 2007	As of September 30, 2007	As of December 31, 2007
Stockholders’ equity per share (Yen)	734.66	730.41	723.42
Cash & cash equivalents, Short-term investments (Billions of yen)	651.8	587.0	584.6
Interest-bearing debt (Billions of yen)	2,687.4	2,662.7	2,814.9
Number of employees	384,444	389,091	390,577
Japan	250,767	255,845	253,077
Overseas	133,677	133,246	137,500
Number of consolidated subsidiaries (Including Variable Interest Entities)	934	920	911
Japan	450	429	421
Overseas	484	491	490

2. Overseas revenues by industry segment	(Billions of yen)

	Three months ended December 31			Nine months ended December 31
	2006	2007		2006	2007
	(A)	(B)	(B)/(A) X100(%)	(C)	(D)	(D)/(C) X100(%)
Information & Telecommunication Systems	252.9	262.0	104	663.0	711.1	107
Electronic Devices	113.2	113.8	100	349.5	379.5	109
Power & Industrial Systems	275.3	343.2	125	766.9	1,015.3	132
Digital Media & Consumer Products	135.4	162.3	120	429.8	473.1	110
High Functional Materials & Components	155.1	170.0	110	448.0	499.2	111
Logistics, Services & Others	121.7	130.7	107	322.0	357.2	111
Financial Services	13.8	15.2	110	38.8	46.6	120
Total	1,067.7	1,197.4	112	3,018.3	3,482.3	115

# # #

February 5, 2008

Hitachi, Ltd.

Supplementary Information on Information & Telecommunication Systems,

Displays and Digital Media

Note:	*1.	Segment information and operating income are presented in accordance with financial reporting principles and practices generally accepted in Japan.

1. Information & Telecommunication Systems *2

(1) Revenues and Operating Income *3	(Billions of yen)

	Three months ended December 31			Nine months ended December 31
	2006 (A)	2007 (B)	(B) / (A) X100 (%)	2006 (C)	2007 (D)	(D) / (C) X100 (%)
Revenues	582.7	627.2	108%	1,730.5	1,881.7	109%
Software & Services	244.7	275.0	112%	781.6	869.8	111%
Software	40.3	42.4	105%	118.7	123.1	104%
Services	204.4	232.6	114%	662.9	746.7	113%
Hardware	338.0	352.2	104%	948.9	1,011.9	107%
Storage*4	209.2	226.5	108%	560.4	628.9	112%
Servers*5	19.4	19.0	98%	66.7	63.2	95%
PCs*6	12.8	8.9	70%	49.8	33.9	68%
Telecommunication	31.2	29.6	95%	92.7	87.9	95%
Others	65.4	68.2	104%	179.3	198.0	110%
Operating income	6.4	14.2	220%	20.3	26.7	131%

Notes:	*2.	The Hard Disk Drive operations are conducted by Hitachi Global Storage Technologies (Hitachi GST), which has a December 31 fiscal year-end, different from Hitachi’s March 31 year-end. Hitachi’s results for the three months ended December 31, 2007 include the operating results of Hitachi GST for the three months ended September 30, 2007.
	*3.	Figures for each product exclude intra-segment transactions.
	*4.	Figures for Storage include disk array subsystems, hard disk drives, etc.
	*5.	Figures for Servers include general-purpose computers, UNIX servers, etc.
	*6.	Figures for PCs include PC servers, client PCs (only commercial use from FY2006), etc.

(2) Storage Solutions (except Hard Disk Drives)				(Billions of yen)

	Three months ended December 31			Nine months ended December 31
	2006 (A)	2007 (B)	(B) / (A) X100 (%)	2006 (C)	2007 (D)	(D) / (C) X100 (%)
Revenues	93.0	95.0	102%	255.0	269.0	105%

(3) Hard Disk Drives *7 *8

	Three months ended December 31			Nine months ended December 31
Period recorded for consolidated accounting purposes	2006 (A)	2007 (B)	(B) / (A) X100 (%)	2006 (C)	2007 (D)	(D) / (C) X100 (%)
Shipment Period	Jul.2006 to Sep.2006	Jul.2007 to Sep.2007		Jan.2006 to Sep.2006	Jan.2007 to Sep.2007
Revenues
Yen (billions of yen)	155.0	169.4	109%	407.3	468.1	115%
U.S. dollar (millions of dollar)	1,328	1,450	109%	3,511	3,929	112%
Operating loss
Yen (billions of yen)	(14.4)	(6.8)	—	(32.8)	(45.7)	—
U.S. dollar (millions of dollar)	(124)	(58)	—	(282)	(381)	—
Shipments (thousand units)*9	19,900	24,300	122%	49,500	64,100	130%
Consumer and Commercial
1.8/2.5inch*10	11,100	12,700	114%	27,200	33,000	121%
3.5inch*11	7,200	10,400	144%	18,000	26,900	149%
Servers*12	1,100	1,000	95%	3,000	3,300	111%
Emerging*13	450	180	40%	1,260	850	68%

	Three months ended March 31			Twelve months ended March 31
Period recorded for consolidated accounting purposes	2006 (A) (Jan.2007 to Mar.2007)	2007 (B) (Jan.2008 to Mar.2008)	(B) / (A) X100 (%)	2006 (C) (Apr.2006 to Mar.2007)	2007 (D) (Apr.2007 to Mar.2008)	(D) / (C) X100 (%)
Shipment Period	Oct.2006 to Dec.2006	Oct.2007 to Dec.2007		Jan.2006 to Dec.2006	Jan.2007 to Dec.2007
Revenues
Yen (billions of yen)	160.8	185.0	115%	568.1	653.1	115%
U.S. dollar (millions of dollar)	1,365	1,634	120%	4,877	5,563	114%
Operating income (loss)
Yen (billions of yen)	(11.0)	11.1	—	(43.7)	(34.6)	—
U.S. dollar (millions of dollar)	(93)	95	—	(375)	(286)	—
Shipments (thousand units)*9	20,500	25,400	124%	70,000	89,500	128%
Consumer and Commercial
1.8/2.5inch*10	10,400	13,300	127%	37,700	46,300	123%
3.5inch*11	8,600	10,600	123%	26,600	37,500	141%
Servers*12	1,200	1,400	123%	4,100	4,700	114%
Emerging*13	340	150	43%	1,600	1,000	62%

Notes:	*7. Figures include intra-segment transactions.
*8. Hitachi GST’s operating currency is U.S. dollar. Yen figures include yen / dollar conversion fluctuation.
*9. Shipment less than 100,000 units have been rounded, with the exception of Emerging, where shipment less than 10,000 units have been rounded.
*10. Consumer electronics applications (1.8inch), note-PCs (2.5inch), etc.
*11. Desktop-PCs, consumer electronics applications (3.5inch), etc.
*12. Disk array subsystems, servers (3.5inch), etc.
*13. Hand held devices (1inch), automotive (2.5inch), etc.

2. Displays

Revenues and Operating Income (Loss)	(Billions of yen)

	Three months ended December 31			Nine months ended December 31
	2006 (A)	2007 (B)	(B) / (A) X100 (%)	2006 (C)	2007 (D)	(D) / (C) X100 (%)
Revenues	47.1	49.7	105%	148.2	144.3	97%
LCD	44.0	47.0	107%	130.0	133.0	102%
Operating income (loss)	0.6	(0.1)	—	(3.7)	(1.8)	—

3. Digital Media

Shipments of Main Products *14					(Thousand units)

	Three months ended December 31			Nine months ended December 31
	2006 (A)	2007 (B)	(B) / (A) X100 (%)	2006 (C)	2007 (D)	(D) / (C) X100 (%)
Optical Disk Drives*15	18,000	25,000	139%	54,000	65,000	120%
Plasma TVs*16	250	280	112%	570	690	121%
LCD TVs	180	270	150%	380	570	150%

Notes:	*14. Shipment less than 10,000 units have been rounded, with the exception of Optical Disk Drives, where shipment less than 100,000 units have been rounded.

*15. The Optical Disk Drive operations are conducted by Hitachi-LG Data Storage, Inc. (HLDS), which has a December 31 fiscal year-end, different from Hitachi’s March 31 year-end. Hitachi’s results for the three months ended December 31, 2007 include the operating results of HLDS for the three months ended September 30, 2007.

*16. The sum of plasma TV and plasma monitor shipments.

4. Revision of the Forecast for Fiscal 2007

Based on the financial results for the third quarter of fiscal 2007 ended December 31, 2007, Hitachi revised the forecast of revenues, operating income (loss) and shipments for fiscal 2007 ending March 31, 2008, that was announced with the First Half of Fiscal 2007 consolidated financial results on October 31, 2007.

(1) Information & Telecommunication Systems	(Billions of yen)

	Previous forecast (A)	Revised forecast (B)	(B) - (A)
Revenues	2,490.0	2,640.0	150.0
Software & Services	1,150.0	1,230.0	80.0
Hardware	1,340.0	1,410.0	70.0
Operating income (loss)	83.0	97.0	14.0
Software & Services	90.0	98.0	8.0
Hardware	(7.0)	(1.0)	6.0

(2) Displays	(Billions of yen)

	Previous forecast (A)	Revised forecast (B)	(B) - (A)
Revenues	200.0	200.0	0
LCD	176.0	185.0	9.0

(3) Digital Media

Shipments of Main Products *14	(Thousand units)

	Previous forecast (A)	Revised forecast (B)	(B) - (A)
Optical Disk Drives*15	91,000	89,500	(1,500)
Plasma TVs*16	1,200	900	(300)

# # #

FOR IMMEDIATE RELEASE

Hitachi Announces Revision of Business Forecast for Fiscal 2007

Tokyo, February 5, 2008 — Hitachi, Ltd. (NYSE:HIT / TSE:6501) today announced that a meeting of the Board of Directors has decided to revise consolidated business forecasts for fiscal 2007, as announced with interim business results on October 31, 2007. Details of the revisions are as follows.

1. Revision of Consolidated Business Forecast for Fiscal 2007

(Billions of yen)

	Revenues	Operating income	Income before income taxes and minority interests	Income before minority interests	Net income (loss)
Previous forecast (A)	10,500.0	290.0	300.0	130.0	40.0
Revised forecast (B)	10,800.0	300.0	310.0	110.0	10.0
(B) – (A)	300.0	10.0	10.0	(20.0)	(30.0)
% change	3%	3%	3%	(15)%	(75)%
Year ended March 31, 2007	10,247.9	182.5	202.3	39.5	(32.7)

2. Revision of Consolidated Business Forecast for Fiscal 2007 by Industry Segment

(1) Revenues by Industry Segment	(Billions of yen)

	Previous forecast (A)	Revised forecast (B)	((B)-(A))
Information & Telecommunication Systems	2,490.0	2,640.0	150.0
Electronic Devices	1,255.0	1,260.0	5.0
Power & Industrial Systems	3,420.0	3,440.0	20.0
Digital Media & Consumer Products	1,530.0	1,530.0	0
High Functional Materials & Components	1,850.0	1,850.0	0
Logistics, Services & Others	1,210.0	1,210.0	0
Financial Services	450.0	450.0	0
Eliminations & Corporate items	(1,705.0)	(1,580.0)	125.0
Total	10,500.0	10,800.0	300.0

(2) Operating Income (Loss) by Industry Segment		(Billions of yen)

	Previous forecast (A)	Revised forecast (B)	((B)-(A))
Information & Telecommunication Systems	83.0	97.0	14.0
Electronic Devices	44.0	46.0	2.0
Power & Industrial Systems	150.0	150.0	0
Digital Media & Consumer Products	(72.0)	(98.0)	(26.0)
High Functional Materials & Components	133.0	134.0	1.0
Logistics, Services & Others	19.0	19.0	0
Financial Services	22.0	22.0	0
Eliminations & Corporate items	(89.0)	(70.0)	19.0
Total	290.0	300.0	10.0

3. Reasons for the Revisions

The revisions of fiscal 2007 forecasts announced on October 31, 2007 reflect a solid performance due to growth in the Information & Telecommunication Systems, Power & Industrial Systems, High Functional Materials & Components and other segments. But the revisions also reflect the fact that Hitachi is studying initiatives to more quickly improve performance in the flat-panel TV business, which is part of the Digital Media & Consumer Products segment.

Cautionary Statement

Certain statements found in this document may constitute “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995. Such “forward-looking statements” reflect management’s current views with respect to certain future events and financial performance and include any statement that does not directly relate to any historical or current fact. Words such as “anticipate,” “believe,” “expect,” “estimate,” “forecast,” “intend,” “plan,” “project” and similar expressions which indicate future events and trends may identify “forward-looking statements.” Such statements are based on currently available information and are subject to various risks and uncertainties that could cause actual results to differ materially from those projected or implied in the “forward-looking statements” and from historical trends. Certain “forward-looking statements” are based upon current assumptions of future events which may not prove to be accurate. Undue reliance should not be placed on “forward-looking statements,” as such statements speak only as of the date of this document.

Factors that could cause actual results to differ materially from those projected or implied in any “forward-looking statement” and from historical trends include, but are not limited to:

•

increasing commoditization of information technology products, and intensifying price competition in the markets for such products, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

•	fluctuations in product demand and industry capacity, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

•	uncertainty as to Hitachi’s ability to continue to develop and market products that incorporate new technology on a timely and cost-effective basis and to achieve market acceptance for such products;

•	rapid technological change, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

•

fluctuations in rates of exchange for the yen and other currencies in which Hitachi makes significant sales or in which Hitachi’s assets and liabilities are denominated, particularly between the yen and the U.S. dollar;

•	uncertainty as to Hitachi’s ability to implement measures to reduce the potential negative impact of fluctuations in product demand and/or exchange rates;

•

general socio-economic and political conditions and the regulatory and trade environment of Hitachi’s major markets, particularly the United States, Japan and elsewhere in Asia, including, without limitation, a return to stagnation or deterioration of the Japanese economy, or direct or indirect restrictions by other nations on imports;

•	uncertainty as to Hitachi’s access to, or ability to protect, certain intellectual property rights, particularly those related to electronics and data processing technologies;

•	uncertainty as to the results of litigation and legal proceedings of which the Company, its subsidiaries or its equity method affiliates have become or may become parties;

•	the possibility of incurring expenses resulting from any defects in products or services of Hitachi;

•	uncertainty as to the success of restructuring efforts to improve management efficiency and to strengthen competitiveness;

•	uncertainty as to the success of alliances upon which Hitachi depends, some of which Hitachi may not control, with other corporations in the design and development of certain key products;

•	uncertainty as to Hitachi’s ability to access, or access on favorable terms, liquidity or long-term financing; and

•	uncertainty as to general market price levels for equity securities in Japan, declines in which may require Hitachi to write down equity securities it holds.

The factors listed above are not all-inclusive and are in addition to other factors contained in Hitachi’s periodic filings with the U.S. Securities and Exchange Commission and in order materials published by Hitachi.

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FOR IMMEDIATE RELEASE

Flat-panel TV Business Improvements and Efforts to

Further Strengthen the Business

Tokyo, February 5, 2008 — Hitachi, Ltd. (NYSE:HIT / TSE:6501) is implementing new measures to further strengthen its flat-panel TV business, in line with current business strategy. These measures are designed to quickly improve its flat-panel TV business and establish a stable profit structure. Hitachi expects the flat-panel TV market will continue to expand, and considers flat-panel TVs a core product for the coming age of broadcasting and telecommunication convergence. Hitachi positions the flat-panel TV as a key business division because it allows the Hitachi Group to harness cutting-edge technologies to satisfy market needs faster than its competitors. This, in turn, will help boost Hitachi’s brand value.

Flat-panel TVs are ready to undergo a dramatic change. Significant innovations in core technologies built into flat-panel TV products should result in products that are more energy-efficient and can be placed throughout the home. Hitachi has utilized collaborative creation with partners to make the panels used for its flat-panel TVs more sophisticated, and this and other efforts have helped strengthen the plasma and LCD panel businesses. To meet the needs of those customers who are always looking for increased value, improved aesthetic without sacrificing technological advanced feature sets, Hitachi plans to expand it’s line up of the ultra-thin LCD TVs that released in Japan in December 2007 and is working to bring next-generation ultra-thin eco-friendly plasma TVs, currently under development, to the market as quickly as possible. These measures should give a boost to the development and sales of high-end products.

Moreover, Hitachi is accelerating its efforts to improve its flat-panel TV business. For instance, the Company is working to increase marketability by strengthening channels that specialize in sales of high-end products with cutting-edge technology. At the same time, Hitachi is also taking measures to improve production capabilities and efficiencies and plans to improve external sales of plasma panels in order to increase revenues and improve the utilization rate of its production lines.

Details of Hitachi’s management initiatives are explained further below.

1. Strengthen development and sales of high value-added products like ultra-thin TVs

Exhibitions at the 2008 International CES tradeshow, held in Las Vegas, Nevada, in January of this year, made clear the next trend in flat-panel TVs. Consumers are looking for higher resolution, so that they can enjoy breath taking picture quality, ultra-thin flat panel and wireless capabilities to TVs technology to benefit the viewing experience in the home. In addition, consumers are trending more towards Internet Protocol TV (IPTV)-compatible products that enable easy viewing of Internet sites on their television sets, as well as energy-efficient TVs that contribute to the environmental conservation.

By leveraging its superior research and development skills, Hitachi will be able to bring high-end flat-panel TVs to market faster than its competitors, thereby meeting the needs of those consumers who look for the latest trends in Television. One example of such high-end products is the ultra-thin flat-panel TVs that have wireless- capability and can be hung on a wall. The ability to be first to market will help secure a significant competitive edge for Hitachi.

Research has shown that consumers are demanding thinner TVs, so Hitachi is working to bring its next-generation ultra-thin plasma TV to market as quickly as possible. This plasma TV, at only less than 40mm thick, radiates prestige, luxury and boasts an impressive picture resolution. In addition, Hitachi plans to expand its line up of ultra-thin LCD TVs, which were released in Japan at the end of last year. These TVs are only 35mm thick, and were the first in Japan to enable wireless communication between tuner and panel. Moreover, going forward the company plans to release a LCD TV that is only 19mm thick. All of these efforts are designed to boost Hitachi’s competitiveness. At the same time, the Company is accelerating its efforts to develop and bring to market high-end products. For instance, Hitachi is working on multi-function TVs that meet the needs of consumers in the coming age of broadcasting and telecommunication convergence, including a TV that allows viewers to watch video content via the Internet. Meanwhile, the Company is also working to develop panels with higher resolutions and lower power consumption.

2. Sales strategy upgrades, focused on channels that specialize in sales of high-end products

Hitachi is implementing a sales strategy to meet the needs of consumers who demand high-end products. Its efforts are based around channels, both in Japan and overseas, that specialize in sales of high-end products. At the same time, Hitachi is working to improve and enhance its sales network in priority overseas market.

In Japan, Hitachi is promoting the sales of ultra-thin flat-panel TVs via mass merchandisers, while also increasing sales via regional stores and business outlets.

The Company is also aiming to increase its market share in China by leveraging its plasma TVs, as well as its powerful brand image. The Chinese market is, of course, expected to see high growth going forward. In North America, Hitachi is strengthening partnerships with its regional retail customer base and stores that specialize in high-end audio/visual equipment. Whereas in Europe, Hitachi is strengthening partnerships with major mass merchandisers. The focus in North America and Europe respectively will allow each region to implement streamlined sales organization. Finally, Hitachi is prioritizing investments to the sales channel during this time of improving efficiencies to the sales organization. At the same time, the Company is working to reduce logistical costs by improving total supply chain management (TSCM).

3. Developing a new plasma panel that significantly enhances panel functionality and increase external sales of plasma panels

Hitachi is well along in developing next-generation ultra-thin plasma panels that can be hung on a wall, while also offering significant upgrades such as high contrast, brightness and reduced energy consumption. By leveraging the benefits of being the leader in this category, the Company can accelerate development, thus increasing its competitive advantage in the market for large plasma TVs. In addition, Hitachi is expanding its collaboration with partners in the areas of development, procurement, and production. This plus the consolidation of module manufacturers should improve the Company’s cost competitiveness.

Moreover, Hitachi plans to increase external sales of plasma panels by selling progressive method plasma panels and modules that combine a plasma panel and a power source. These steps will enhance Hitachi’s ability to meet increasing panel demand in places like Japan and China. In addition, Hitachi is expanding its collaboration with other companies in the areas of development, procurement, product design, and production. This will improve the Company’s ability to develop and produce plasma panels while maintaining its cost competitiveness. Finally, Hitachi also plans to augment its LCD panel business through collaborative creation.

4. Pursuing efficiency gains

Hitachi plans to improve its cost competitiveness advantages in a variety of ways, including making sharp reductions in material costs, shortening workflow, and site optimization. In addition, the Company will increase the utilization rate of its production lines and cut inventory costs via TSCM in an effort to improve overall business efficiency. Finally, Hitachi will globally optimize the allocation of personnel to ensure best practices to further strengthen the flat panel TV business.

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FOR IMMEDIATE RELEASE

Hitachi Announces Executive Changes

Tokyo, February 5, 2008 — Hitachi, Ltd. (NYSE:HIT/TSE:6501) today announced the following executive changes in accordance with a resolution passed by a meeting of the Board of Directors held today. The appointments take effect on April 1, 2008.

1. New Executive Officers [Effective April 1, 2008]

Koushi Nagano

New Position: Vice President and Executive Officer, Chief Executive and Chief Innovation Officer for China

Current Position: President, Hitachi (China) Ltd.

2. Change of Position [Effective April 1, 2008]

Kazuhiro Mori

New Position: Representative Executive Officer, Executive Vice President and Executive Officer, in charge of Social Infrastructure Business (Power Systems Business and Industrial Systems Business), Quality Assurance and Production Technology, General Manager of Supervisory Office for Power Systems, Supervisory Office for Transportation Systems and Corporate Quality Assurance Division

Current Position: Representative Executive Officer, Executive Vice President and Executive Officer, in charge of Social Infrastructure Business (Power Systems Business and Industrial Systems Business), General Manager of Supervisory Office for Power Systems and Supervisory Office for Transportation Systems

Junzo Kawakami

New Position: Representative Executive Officer, Executive Vice President and Executive Officer, in charge of Infrastructure Technology/Product Business, Research & Development and Business Incubation, Hitachi Group Chief Technology Officer and General Manager of Medical Systems Business Division

Current Position: Representative Executive Officer, Executive Vice President and Executive Officer, in charge of Infrastructure Technology/Product Business, Research & Development, Business Incubation, Quality Assurance and Production Technology, Hitachi Group Chief Technology Officer and General Manager of Medical Systems Business Division

Manabu Shinomoto

New Position: Representative Executive Officer, Executive Vice President and Executive Officer, in charge of Information Infrastructure Business (Information Business) and Information Systems, President & Chief Executive Officer of Information & Telecommunication Systems Group, Hitachi Group Chief Innovation Officer and Hitachi Group Chief Information Security Officer

Current Position: Representative Executive Officer, Executive Vice President and Executive Officer, in charge of Information Infrastructure Business (Information Business), President & Chief Executive Officer of Information & Telecommunication Systems Group

Masahiro Hayashi

New Position: Representative Executive Officer, Executive Vice President and Executive Officer, in charge of Sales and Global Group Management, General Manager of Corporate Marketing Group, Customer Satisfaction Promotion Center and Corporate Export Regulation Division

Current Position: Representative Executive Officer, Executive Vice President and Executive Officer, in charge of Sales, Global Group Management, Legal & Corporate Communications, Corporate Brand Management, Group Management and Management Audit, General Manager of Corporate Marketing Group and Customer Satisfaction Promotion Center, Chief Hitachi Group Headquarters, General Manager of Corporate Export Regulation Division and Compliance Division

Miroru Tsukada

New Position: Senior Vice President and Executive Officer, in charge of Corporate Planning & Development

Current Position: Senior Vice President and Executive Officer, Chief Executive and Chief Innovation Officer for China

Toyoaki Nakamura

New Position: Representative Executive Officer, Senior Vice President and Executive Officer, in charge of Finance, Pension, Group Management and Business Development, Chief Hitachi Group Headquarters

Current Position: Representative Executive Officer, Senior Vice President and Executive Officer, in charge of Finance, Pension, Group Management and Business Development, General Manager of Finance Department I

Tadahiko Ishigaki

New Position: Senior Vice President and Executive Officer, Chief Executive for the Americas

Current Position: Senior Vice President and Executive Officer, Chief Executive for North America

Toshiaki Kuzuoka

New Position: Vice President and Executive Officer, in charge of Legal & Corporate Communications, Corporate Brand Management and Management Audit, General Manager of Legal Division, Compliance Division and Centennial Project Division

Current Position: Vice President and Executive Officer, in charge of Legal & Corporate Communications, Corporate Brand Management and Management Audit, General Manager of Legal Division, Deputy General Manager of Compliance Division and General Manager of Centennial Project Division

3. Resignation [Effective March 31, 2008]

Kiyoshi Kozuka, currently Vice President and Executive Officer, General Manager of Corporate Planning & Development Office, Hitachi Group Chief Innovation Officer and Hitachi Group Chief Information Security Officer

—Appointed Adviser of KOKUSAN DENKI CO., LTD on April 1, 2008, President of KOKUSAN DENKI CO., LTD after the annual shareholders’ meeting in late June, 2008

Hiroyuki Fukuyama, currently Vice President and Executive Officer, in charge of Quality Assurance and Production Technology, General Manager of Corporate Quality Assurance Division and Supervisory Office for MONOZUKURI

About Hitachi, Ltd.

Hitachi, Ltd., (NYSE: HIT / TSE: 6501), headquartered in Tokyo, Japan, is a leading global electronics company with approximately 384,000 employees worldwide. Fiscal 2006 (ended March 31, 2007) consolidated revenues totaled 10,247 billion yen ($86.8 billion). The company offers a wide range of systems, products and services in market sectors including information systems, electronic devices, power and industrial systems, consumer products, materials and financial services. For more information on Hitachi, please visit the company’s website at http://www.hitachi.com.

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<Reference>

Executive Officers [Effective April 1, 2008]

(a) New Executive Officer

Kazuo Furukawa	Representative Executive Officer, President, General Manager of Supervisory Office for MONOZUKURI

Kazuhiro Mori

Representative Executive Officer, Executive Vice President and Executive Officer,

in charge of Social Infrastructure Business (Power Systems Business and Industrial Systems Business), Quality Assurance and Production Technology, General Manager of Supervisory Office for Power Systems, Supervisory Office for Transportation Systems and Corporate Quality Assurance Division

Kunihiko Ohnuma

Representative Executive Officer, Executive Vice President and Executive Officer,

in charge of Industrial Infrastructure Business (Automotive Systems Business), Life Infrastructure Business (Urban Planning and Development Business, Consumer Business) and Procurement

Junzo Kawakami

Representative Executive Officer, Executive Vice President and Executive Officer,

in charge of Infrastructure Technology/Product Business, Research & Development and Business Incubation, Hitachi Group Chief Technology Officer and General Manager of Medical Systems Business Division

Manabu Shinomoto

Representative Executive Officer, Executive Vice President and Executive Officer,

in charge of Information Infrastructure Business (Information Business) and Information Systems, President & Chief Executive Officer of Information & Telecommunication Systems Group, Hitachi Group Chief Innovation Officer and Hitachi Group Chief Information Security Officer

Masahiro Hayashi

Representative Executive Officer, Executive Vice President and Executive Officer,

in charge of Sales and Global Group Management, General Manager of Corporate Marketing Group, Customer Satisfaction Promotion Center and Corporate Export Regulation Division

Naoya Takahashi

Senior Vice President and Executive Officer,

Executive Vice President and Chief Technology Officer of Information & Telecommunication Systems Group and Chief Executive Officer of Platform Business Information & Telecommunication Systems Group

Minoru Tsukada	Senior Vice President and Executive Officer, in charge of Corporate Planning & Development

Koichiro Nishikawa	Senior Vice President and Executive Officer, in charge of Business Development

Toyoaki Nakamura	Representative Executive Officer, Senior Vice President and Executive Officer, in charge of Finance, Pension, Group Management and Business Development, Chief Hitachi Group Headquarters

Shozo Saito	Senior Vice President and Executive Officer, in charge of Quality Assurance, Production Technology and Power Technology

Tadahiko Ishigaki	Senior Vice President and Executive Officer, Chief Executive for the Americas

Stephen Gomersall	Senior Vice President and Executive Officer, Chief Executive for Europe

Akira Maru	Vice President and Executive Officer, President & Chief Executive Officer of Power Systems Group and General Manager of Power & Industrial Systems Business Administration Division

Koji Tanaka	Vice President and Executive Officer, General Manager of Hitachi Works, Executive Vice President of Power Systems Group and General Manager of Nuclear Systems Division

Toshiaki Higashihara	Vice President and Executive Officer, Chief Operating Officer of Power Systems Group

Gaku Suzuki

Vice President and Executive Officer,

President & Chief Executive Officer of Industrial Systems Group, Deputy General Manager of Power & Industrial Systems Business Administration Division and Supervisory Office for Transportation Systems

Hideaki Takahashi	Vice President and Executive Officer, President & Chief Executive Officer of Urban Planning and Development Systems Group and General Manager of Motor Power Systems Division

Junzo Nakajima

Vice President and Executive Officer,

Executive Vice President and Chief Innovation Officer of Information & Telecommunication Systems Group and Chief Executive Officer of System Solutions Business, Information & Telecommunication Systems Group

Mitsuo Yamaguchi	Vice President and Executive Officer, Chief Executive Officer of Service & Global Business, Information & Telecommunication Systems Group

Makoto Ebata	Vice President and Executive Officer, President & Chief Executive Officer of Consumer Business Group

Kazuhiro Tachibana	Vice President and Executive Officer, Executive Vice President of Consumer Business Group

Yasuhiko Honda	Vice President and Executive Officer, President & Chief Executive Officer of Automotive Systems Group

Eiji Takeda	Vice President and Executive Officer, General Manager of Research & Development Group and Semiconductor Business Division

Takao Koyama	Vice President and Executive Officer, General Manager of Kansai Area Operation

Kenji Ohno	Vice President and Executive Officer, in charge of Human Capital, General Manager of Head Office Business Support Division

Toshiaki Kuzuoka

Vice President and Executive Officer,

in charge of Legal & Corporate Communications, Corporate Brand Management and Management Audit, General Manager of Legal Division, Compliance Division and Centennial Project Division

Masao Hisada	Vice President and Executive Officer, General Manager of Corporate Procurement Division, Deputy General Manager of Corporate Marketing Group, General Manager of Global Business Division

(a) Koushi Nagano	Vice President and Executive Officer, Chief Executive and Chief Innovation Officer for China

Hitachi New Executive Officer’s Biography

< Biography of New Executive Officer>

Koushi Nagano

1.	Date of Birth	:	March 11, 1947

2	Education

	March, 1969	:	Graduated from Faculty of Law, Economics and Humanities, Kagoshima University

3.	Business Experience

	June, 2005	:	President, Hitachi (China) Ltd.

	April, 2003	:	Chief Marketing Officer of Power and Industrial Systems Group, General Manager of Power and Industrial Systems Sales Management Division

	April, 2001	:	General Manager of Industrial Systems Sales Operations Group, Power and Industrial Systems Group

	May, 2000	:	General Manager of Industrial Plants Division, Power and Industrial Systems Group

	January, 1995	:	General Manager of Plants Sales Division, Industrial Systems Sales Operations Group, Power & Industrial Systems

	February, 1991	:	Senior Manager of Heavy Industry Department, Headquarters Sales Office

	April, 1969	:	Joined Hitachi, Ltd.

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